

May 22, 2012

By E-Mail

Eric Simonson, Esq.
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-0208

      Re: **Vermillion, Inc.**
               Amended Preliminary Proxy Statement filed by György B. Bessenyei,
               Gregory V. Novak, and Robert S. Goggin
               Filed May 22, 2012
               File No. 1-34810

Dear Mr. Simonson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Background of this Solicitation, page 1

1. Please revise to briefly describe why the participants believe that eliminating the board seat is unlawful under Delaware law. Please also disclose, here and on the proxy card, that the validity of the reduction in the number of board seats would ultimately be determined by a court of competent jurisdiction.

Form of Proxy

2. We note the disclosure that "[t]he Group intends to use this proxy to vote "FOR" Mr. Goggin and Mr. Novak if the Amendment is reversed (the "Group Nominees"). Please revise to clarify that the Group intends to use the proxy to vote "FOR" Mr. Goggin, and, if the Amendment is reversed, "FOR" Mr. Goggin and Mr. Novak.

3. We note the disclosure that "[y]ou may also withhold authority to vote for one or more additional Company nominees by writing the name of the nominee(s) below." Please remove this language since it does not appear to be applicable to your proxy solicitation. Furthermore, Rule 14a-4(a)(3) requires that the form of proxy impartially identify each matter to be acted upon.

   Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                              Sincerely,

                              /s/ Peggy Kim

                              Peggy Kim
                              Special Counsel
                              Office of Mergers & Acquisitions